Exhibit 99.10

AMC Consultants Pty Ltd
ABN 58 008 129 164

4 Greenhill Road
WAYVILLE  SA  5034

T +61 8 8201 1800
F +61 8 8201 1899
E amcadelaide@amcconsultants.com

CONSENT OF EXPERT
FILED BY EDGAR

April 2, 2013

United States Securities and Exchange Commission

Re:	Entrée Gold Inc. – Form 40-F

We refer to the report entitled “Technical Report 2013 on the Lookout Hill Property” with an effective date of March 28, 2013 (the “Report”) as referenced in the Annual Report on Form 40-F dated March 28, 2013 for the year ended December 31, 2012 (the “Form 40-F”) of Entrée Gold Inc. (the “Company”), which is to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

This letter is being filed as our consent to the use of our name and the Report, and summaries thereof, in the Form 40-F, the Company’s Management Discussion and Analysis for the year ended December 31, 2012 and in the Company’s Annual Information Form for the year ended December 31, 2012 and any amendments thereto.

Yours truly,

AMC CONSULTANTS PTY LTD

/s/Bernard Peters
Name: Bernard Peters
Title: Manager Mining

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